Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town

Huishan District, Wuxi

Jiangsu Province, China 214189

November 22, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Eranga Dias

Re:	Mingteng International Corporation Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed November 1, 2023 File No.333-270953

Dear Mr. Dias:

This letter is in response to your letter on November 15, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Mingteng International Corporation Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 1, 2023. On the date hereof, the Company has submitted Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 2 to Registration Statement on Form F-1 filed November 1, 2023

General

1.	We note the changes you made to your disclosures appearing on the cover page, prospectus summary and risk factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on May 26, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of May 26, 2023.

RESPONSE: In response to the Staff’s comment, the Company has fully restored its disclosures on the cover page, Prospectus Summary, and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice as they existed in the registration statement as of May 26, 2023, on and to the following pages and risk factors:

●	Page 34: “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

●	Page 36: “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.”

●	Page 40: “The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

●	Page 42: “The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules.”

●	Page 43: “Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

●	Page 44: “Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer